Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: DECEMBER 2004

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    _

Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___

EXHIBIT INDEX

Exhibit

Description of Exhibit

Press Release – Petro-Canada Expands Capital Program to $3.2 Billion, Investing to Grow Future Production

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

Date: December 16, 2004	s/ Hugh L. Hooker
Name:	Hugh L. Hooker
Title:	Associate General Counsel and Corporate Secretary

Exhibit 1

For immediate release

December 16, 2004

Petro-Canada Expands Capital Program to $3.2 Billion, Investing to Grow Future Production

Highlights

•

Significant capital to be invested in production growth for 2006 and 2007

•

2005 production outlook of 415 – 440,000 barrels of oil equivalent per day

•

Capital discipline provides flexibility to pursue additional opportunities

Calgary – Petro-Canada’s board of directors approved a capital and exploration expenditure program totalling $3.2 billion for 2005, up from an estimated $2.9 billion in 2004.

“This will be a building year for Petro-Canada, as we focus on production growth over the next three years,” said Ron Brenneman, president and chief executive officer.  “At the same time, we will continue to build a balanced exploration program and add long-life assets to our portfolio.”

About 80% of the capital is directed to investments with solid economic benefits, consistent with the company’s strategy to improve profitability and grow the business.  The 2005 capital program includes: $250 million to enhance existing assets and to improve profitability in the base business; $950 million to replace reserves in core areas; $1.4 billion directed to growth projects, exploration and new venture developments; and, the remainder for complying with new regulations.

Petro-Canada’s production range estimate of 415 – 440,000 barrels of oil equivalent per day (boe/d) for 2005 is down slightly from the estimated production range of 445 – 460,000 boe/d in 2004.  The lower production range is largely due to natural declines in Syria and Northwest Europe, and turnaround activity on East Coast Oil platforms.  Investments in existing growth projects will provide additional production in 2006 and 2007.  Exploration and new venture investments will also add long-term production to the company’s portfolio of assets.

Petro-Canada will fully fund its capital program with cash flow and existing credit facilities.  The company will assess further business development opportunities and the repurchase of shares based on available cash flow and business conditions.

Brenneman continued, “We continue to be financially disciplined.  Our strong balance sheet gives us the flexibility under the right conditions to pursue a list of solid opportunities beyond this capital program.”

Petro-Canada is one of Canada's largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and Internationally.  Its common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For further information please contact:

Investor and analyst inquiries:

Media and general inquiries:

Gordon Ritchie

Helen Wesley

(403) 296-7691

(403) 296-3555

Derek De Leon

(403) 296-3319

E-mail: investor@petro-canada.ca

Internet site: www.petro-canada.ca

(publié également en français)

Outlook – Capital Expenditures and Production

Petro-Canada has a strong capital program in 2005.  The expenditures are focused on furthering the company’s strategic objectives to improve the profitability of base businesses and to deliver profitable growth.  Growth initiatives include: reserve replacement in existing core areas that deliver immediate economic benefit; new projects aimed at medium-term growth; and, exploration and new venture activity for the long term.

Capital Investment Priorities	$ millions	Highlights
Regulatory compliance	635	Meeting reduced sulphur limits in diesel fuel
Enhancing existing assets	130	Improving reliability at key facilities
Improving base business profitability	120	Developing the retail and wholesale networks, and debottlenecking the lubricants plant
Reserve replacement in core areas	950	Investing for immediate impact across the four upstream businesses
New growth projects	1,130	Adding future production with medium-term growth projects
Exploration and new ventures for long-term growth	270	Investing in exploration internationally and in Alaska and the Mackenzie Delta/Corridor; evaluating new in situ oil sands developments; and, progressing LNG projects
Total	3,235

International

The International business has a capital budget of about $825 million in 2005.  Reserve replacement spending in core areas is expected to be about $195 million.  Investments of approximately $470 million will be made to bring on new North Sea growth projects such as Pict (start up mid-2005), De Ruyter (start up late 2006) and Buzzard (start up late 2006).  Approximately $120 million will be allocated to exploration and new ventures.  This capital will initiate programs on new acreage in the North Sea, Tunisia, Syria and Algeria, as well as develop prospects around existing operations in North Africa and the North Sea.  Other expenditures, including a provision for the development of La Ceiba, will total $40 million.

International production is expected to be 168,000 boe/d in 2005, compared to estimated production of 195,000 boe/d in 2004.  Lower production from the International business reflects natural declines in Syria and Northwest Europe.  The development of new growth projects such as Pict (10,000 boe/d), De Ruyter (10,000 boe/d) and Buzzard (60,000 boe/d) will add production in the 2005 to 2007 period.

North American Natural Gas

The company will invest approximately $760 million in its North American Natural Gas business.  It is expected about $485 million will be directed toward replacing reserves in the company’s core areas in Western Canada.  Spending on new unconventional growth opportunities, such as coal bed methane and tight gas in Western Canada and in the U.S. Rockies, will be approximately $230 million.  Exploration and new ventures investments of about $45 million will be directed to develop long-term supply opportunities in Alaska and the Mackenzie Delta/Corridor, and to further the proposed Gros Cacouna liquefied natural gas re-gasification terminal.

In 2005, production from the North American Natural Gas business is expected to be 127,000 boe/d, compared to estimates of 130,000 boe/d in 2004.  Additional volumes from the U.S. Rockies are expected to largely offset the natural declines of Western Canada conventional natural gas production.  It is anticipated U.S. Rockies unconventional gas equivalent production will increase from about 50 million cubic feet per day (MMcf/d) in 2005 to 100 MMcf/d by 2007.

Oil Sands

The Oil Sands business has a capital program of about $400 million in 2005.  Spending to enhance existing operations and comply with regulations at Syncrude is expected to be approximately $35 million.  Investments of $135 million to replace reserves in core areas will add a third well pad at MacKay River and replace the southwest quadrant mine at Syncrude.  Approximately $150 million in new growth investments will fund the Syncrude stage III expansion.  Roughly $80 million of exploration and new ventures capital will go to advance development of in situ oil sands leases at MacKay River, Meadow Creek and Lewis.  In 2005, Petro-Canada plans to initiate regulatory proceedings for the next phase of in situ development.

Oil Sands production is expected to be about 52,000 boe/d in 2005, compared to estimates of about 46,000 boe/d in 2004.  Higher 2005 production is due to improved reliability and operating performance at MacKay River.  The Syncrude stage III expansion, scheduled for completion in mid-2006, will increase Petro-Canada’s share of production capacity from 28,000 boe/d in 2005 to approximately 42,000 boe/d.  Production will reach this level following a ramp up period of two to three years.

East Coast Oil

In 2005, the East Coast Oil business will have a $315 million capital program.  Approximately $125 million will be spent on drilling to replace reserves at Hibernia and Terra Nova, and developing Terra Nova’s Far East block and the Ben Nevis Avalon reservoir at Hibernia.  New growth project investments of about $190 million will bring the White Rose project on-stream in early 2006.

Petro-Canada’s share of Terra Nova and Hibernia production is expected to average 77,000 boe/d in 2005, compared to revised estimates of about 78,000 boe/d in 2004.  Production in 2005 reflects a four-week turnaround at Terra Nova and a one-week turnaround at Hibernia.  East Coast volumes are expected to increase in 2006 as Petro-Canada’s share of production from the White Rose development builds up to about 25,000 boe/d.

Downstream

The Downstream business will have a capital program of about $920 million in 2005.  Approximately $85 million will be invested to enhance existing operations.  These expenditures relate to a number of small facility enhancements, as well as projects to improve reliability at the Montreal refinery and lubricants plant based on operational audits of the two facilities.  The business will invest about $625 million to produce low sulphur distillates at the Edmonton and Montreal refineries in line with regulations.  A further $120 million will be invested to improve the profitability of the Downstream’s base business.  This includes continuing to develop the retail and wholesale network, conducting preliminary engineering work for added conversion at the Montreal refinery and debottlenecking the lubricants plant.  New growth project spending of approximately $90 million will advance the conversion of the Edmonton refinery to oil sands feedstocks by 2008.

Consolidated Capital Expenditures

Capital expenditures for 2005 are up 10% from 2004.  These increases generally occur across all four upstream business units and in the Downstream business, reflecting the quality of investment opportunities in each business.

Consolidated Capital Expenditures ($ million)	2004 Outlook	2005 Outlook
Upstream
North American Natural Gas	710	760
East Coast Oil	280	315
Oil Sands	415	400
International	650	825
	2,055	2,300

Downstream
Refining	650	780
Marketing	180	105
Lubricants	15	35
	845	920

Corporate	15	15

Total	2,915(1)	3,235
1. Excludes Buzzard and U.S. Rockies acquisitions totalling about $1.9 billion.

Consolidated Production

In 2005, production from Petro-Canada’s upstream businesses is expected to decrease compared to 2004 production estimates, mainly due to natural declines in Syria and Northwest Europe, and turnaround activity in the East Coast Oil business.  Factors that may impact production during 2005 include reservoir performance, drilling results, facility reliability and the execution of planned turnarounds at gas plants, Terra Nova, Hibernia and Syncrude.

Consolidated Production(thousands of boe/d)	2004 Outlook (+/-) (as at July 29, 2004)	2005 Outlook (+/-)
North American Natural Gas
– Gas	116	113
– Liquids	14	14
East Coast Oil	78(1)	77
Oil Sands
– Syncrude	28	28
– MacKay River	18	24
International
– North Africa/Near East	131	114
– Northwest Europe	52	43
– Northern Latin America	12	11
Total	445 – 460	415 – 440
1. Updated as at December 2004.

Conference Call Details

Petro-Canada will hold a conference call to discuss the 2005 outlook with investors on Thursday, December 16, 2004 at 1630h, Eastern Time.  To participate, please call 1-800-387-6216 or 416-405-9328 at 1625h.  Media are invited to listen to the call by dialing 1-877-211-7911 or 416-405-9310 and are invited to ask questions at the end of the call.  Those who are unable to listen to the call live may listen to a recording of it approximately one hour after its completion by calling 1-800-408-3053 or 416-695-5800 (passcode number 3120746).  A live audio broadcast of the conference call will be available on Petro-Canada's website at http://www.petro-canada.ca/eng/investor/9255.htm on December 16 at 1630h Eastern Time.  Approximately one hour after the call, a recording of it will be available on the Internet site.

LEGAL NOTICE - FORWARD LOOKING INFORMATION/RESERVES ESTIMATES

This release contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “plan”, “anticipate”, “intend”, “expect”, “estimate”, “budget” or other similar wording. Forward looking statements include but are not limited to references to future capital and other expenditures, drilling plans, construction activities, the submission of development plans, seismic activity, refining margins, oil and gas production levels and the sources of growth thereof, results of exploration activities, and dates by which certain areas may be developed or may come on-stream, retail throughputs, pre-production and operating costs, reserves estimates, reserves life, natural gas export capacity and environmental matters. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States Securities and Exchange Commission (“SEC”).

Petro-Canada’s staff of qualified reserves evaluators generate the reserves estimates used by this corporation. Our reserves staff and management are not considered independent of the corporation for purposes of the Canadian provincial securities commissions. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements to permit it to make disclosure in accordance with SEC standards in order to provide comparability with U.S. and other international issuers.  Therefore, Petro-Canada’s reserves data and other oil and gas formal disclosure is made in accordance with U.S. disclosure requirements and practices and may differ from Canadian domestic standards and practices.  Where the term boe (barrel of oil equivalent) is used in this release it may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  The use of terms such as “probable”, “possible”, “recoverable” or "potential” reserves and resources in this release does not meet the guidelines of the SEC for inclusion in documents filed with the SEC.

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive.  Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.